UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02045564

Amendment No. 5
To
Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

NAVISION A/S
(Name of Subject Company)

Not applicable
(Translation of Subject Company's Name into English (if applicable))

Kingdom of Denmark
(Jurisdiction of Subject Company's Incorporation or Organization)

MICROSOFT CORPORATION
(Name of Person(s) Furnishing Form)

Ordinary Shares, nominal value DKK 1 per share
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Lars Larsen
Navision a/s
Frydenlunds Allé 6
2950 Vedbæk
Denmark
Telephone: +45 4567 8000
(Name, Address (including zip code), and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 13, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) Press release provided in Copenhagen dated July 4, 2002 relating to the Share Purchase and Exchange Offer regarding antitrust clearances, is attached hereto as Attachment 1.

Item 2. ***Informational Legends***

Not applicable.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit	Description
II.1	Copy of the press release provided in Copenhagen dated July 4, 2002, as attached hereto as Attachment 1.

PART III – CONSENT TO SERVICE OF PROCESS

(1) Not applicable.

(2) Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROSOFT CORPORATION

Date: July 5, 2002

By: /s/ JOHN G. CONNORS

Name: John G. Connors
Title: Senior Vice President; Chief Financial Officer

ATTACHMENT 1
[LETTERHEAD OF MICROSOFT CORPORATION]

Microsoft

TELEFAX NR. 33 12 86 13
Copenhagen Stock Exchange A/S
Nikolaj Plads 6
1007 Copenhagen K

FOR IMMEDIATE PUBLICATION

4 July 2002

Share Purchase and Exchange Offer regarding Navision a/s – All antitrust clearances obtained

Microsoft is pleased to announce that today at 3:00 pm London time Microsoft received confirmation that Microsoft's proposed acquisition of Navision has received merger clearance in the UK, the Secretary of State for Trade and Industry having decided not to refer the transaction to the Competition Commission under the provisions of the Fair Trading Act 1973. Thereby, the proposed transaction has been cleared by all antitrust authorities where Microsoft has applied for approval of the transaction.

Yours Sincerely,

Microsoft Corporation